SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                         -----------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FIELD PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 2)

                            NEON Communications, Inc.
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                                (Name of Issuer)

                     Common Stock, $.01 par value per share
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                         (Title of Class of Securities)

                                  640 506 10 1
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                                 (CUSIP Number)

         Paul Baskowsky, Esq., Dilworth Paxson LLP, 1735 Market Street,
              3200 Mellon Bank Center, Phila. Pa 19103 215-575-7012
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 27, 2002
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             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d1(e), 13d-1(f) or 13d-1(g), check the following box.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

Schedule 13D                                                  Forms
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--------------------------------------------------------------------------------
1             NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATIN NO. OF ABOVE PERSONS (ENTITIES ONLY)
              ECP Telecommunications Holdings, LLC        EIN: 51-0409440
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2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [X]
                                                                     (b) [ ]

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3             SEC USE ONLY
--------------------------------------------------------------------------------
4             SOURCE OF FUNDS*

--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
                TO ITEM 2(d) or 2(e)                                    [ ]
--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Delaware
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NUMBER OF SHARES              7    SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH          0
REPORTING PERSON WITH
--------------------------------------------------------------------------------
                              8    SHARED VOTING POWER
                                                              12,920,316
--------------------------------------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
                                                               3,635,793
--------------------------------------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
                                                                    None
--------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                12,920,316 1
--------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                          [ ]
--------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     48.9 %
--------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON*
                                       OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



--------

1 Includes 9,284,523 shares beneficially held by others who together with ECP Telecommunications Holdings, LLC, may be deemed to constitute a group with regard to a total of 12,920,316 shares. Also includes 2,300,000 shares issuable upon conversion of the entire principle amount of a certain convertible note, dated August 10, 2001 and 104,650 shares issuable upon conversion of accrued interest within 60 days of September 10, 2001. This Amendment No. 2 is filed by ECP Telecommunications Holdings, LLC and Exelon Corporation to report a decrease in beneficial ownership of the common stock of NEON Communication, Inc. as a result of a series of sales during the period January 25, 2002 through January 31, 2002 and February 1, 2002 through February 27, 2002, wherein ECP Telecommunications Holdings, LLC sold a total of 900,000 shares of common stock of NEON Communications, Inc. pursuant to Rule 144 in open market transactions, at an average price of $.32 per share.

Schedule 13D                                                  Forms
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--------------------------------------------------------------------------------
1             NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATIN NO. OF ABOVE PERSONS (ENTITIES ONLY)
              Exelon Corporation      EIN: 23-2990190
--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  [X]
                                                                      (b)  [ ]

--------------------------------------------------------------------------------
3             SEC USE ONLY

--------------------------------------------------------------------------------
4             SOURCE OF FUNDS*
                                      None
--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
                 TO ITEM 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Pennsylvania
--------------------------------------------------------------------------------
NUMBER OF SHARES              7   SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH         None  (Item 5)
REPORTING PERSON WITH
--------------------------------------------------------------------------------
                              8   SHARED VOTING POWER
                                                                   None
--------------------------------------------------------------------------------
                              9   SOLE DISPOSITIVE POWER
                                                          None (Item 5)
--------------------------------------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
                                                                   None
--------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               12,920,316 1
--------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                          [ ]

--------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     48.9 %
--------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON*
                                     CO, HC
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------
1 Includes 9,284,523 shares beneficially held by others who may be held to constitute a group of which subsidiary is a member with regard to a total of 12,920,316 shares.

Item 1.  Security and Issuer.
(a) Class:
     Common Stock, par value $.01 per share
(b) Name of Isssuer:
      NEON Communications, Inc
(c) Address of Issuer's Principal Executive Office:
     2200 West Park Drive, Westborough, Massachusetts 01851


Item 2.  Identity and Background.
Exelon Corporation, a Pennsylvania corporation, indirectly owns all of the issued and outstanding stock of ECP Telecommunications Holdings, LLC.
(a) Name of Filing Person:
     Exelon Corporation
(b) Residence or Business Address:
      10 S. Dearborn St., 37th Fl., Chicago, IL  60690
(c) Present Principal Occupation:
      Provider of power generation and other services.


Directors of Exelon Corporation:
(a)      Name:
     Corbin A. McNeill, Jr.
(b) Residence or Business Address:
      10 S. Dearborn St., 37th Fl., Chicago, IL  60690
(c) Present Principal Occupation:
     Chairman and Co-Chief Executive Officer of Exelon Corporation


(a) Name:
     John W. Rowe
(b) Residence or Business Address:
       10 S. Dearborn St., 37th Fl., Chicago, IL  60690
(c) Present Principal Occupation:
     President and Co-Chief Executive Officer of Exelon Corporation

(a) Name:
      M. Walter D'Alessio
(b) Residence or Business Address:
       10 S. Dearborn St., 37th Fl., Chicago, IL  60690
(c) Present Principal Occupation:
     President and Chief Executive Officer Legg Mason Real Estate Services.

(a) Name:
     G. Fred DiBona, Jr.
(b) Residence or Business Address:
       10 S. Dearborn St., 37th Fl., Chicago, IL  60690
(c) Present Principal Occupation:
      President and Chief Executive Officer, Independence Blue Cross.

(a) Name:
     Bruce DeMars
(b) Residence or Business Address:
      10 S. Dearborn St., 37th Fl., Chicago, IL  60690
(c) Present Principal Occupation:
     Chief Executive Officer, Nonproliferation Trust

(a) Name:
      Richard H. Glanton, Esq.
(b) Residence or Business Address:
       10 S. Dearborn St., 37th Fl., Chicago, IL  60690
(c) Present Principal Occupation:
     Partner of the law firm Reed Smith Shaw & McClay, LLP.

(a) Name:
     Rosemarie B. Greco
(b) Residence or Business Address:
      10 S. Dearborn St., 37th Fl., Chicago, IL  60690
(c) Present Principal Occupation:
     Principal, GRECO Ventures.

(a) Name:
     John M. Palms, Ph.D.
(b) Residence or Business Address:
       10 S. Dearborn St., 37th Fl., Chicago, IL  60690
(c) Present Principal Occupation:
      President of the University of South Carolina.

(a) Name:
     Sue L. Gin
(b) Residence or Business Address:
      10 S. Dearborn St., 37th Fl., Chicago, IL  60690
(c) Present Principal Occupation:
      Founder, Owner, Chairman and Chief Executive
        Officer of Flying Foods Group, Inc.

(a) Name:
     Ronald Rubin
(b) Residence or Business Address:
       10 S. Dearborn St., 37th Fl., Chicago, IL  60690
(c) Present Principal Occupation:
     Chief Executive Officer, The  Pennsylvania Real Estate Investment Trust.

(a) Name:
     Edgar D. Jannotta
(b) Residence or Business Address:
      10 S. Dearborn St., 37th Fl., Chicago, IL  60690
(c) Present Principal Occupation:
      Chairman, William Blair & Company, L.L.C.

(a) Name:
     Edward A. Brennan
(b) Residence or Business Address:
      10 S. Dearborn St., 37th Fl., Chicago, IL  60690
(c) Present Principal Occupation:
      Retired Chairman and Chief Executive Officer, Sears, Roebuck and Co.

(a) Name:
     Carlos H. Cantu
(b) Residence or Business Address:
      10 S. Dearborn St., 37th Fl., Chicago, IL  60690
(c) Present Principal Occupation:
      Retired President and Chief Executive Officer, The ServiceMaster Company

(a) Name:
     John W. Rogers, Jr.
(b) Residence or Business Address:
      10 S. Dearborn St., 37th Fl., Chicago, IL  60690
(c) Present Principal Occupation:
      Founder, Chairman and Chief Executive Officer, Ariel
        Capital Management, Inc.

(a) Name:
     Richard L. Thomas
(b) Residence or Business Address:
      10 S. Dearborn St., 37th Fl., Chicago, IL  60690
(c) Present Principal Occupation:
      Retired Chairman, First Chicago NBD Corporation


Officers of Exelon Corporation:
(a) Name:
     Corbin A. McNeill, Jr.
(b) Residence or Business Address:
     10 S. Dearborn St., 37th Fl., Chicago, IL  60690
(c) Present Principal Occupation:
     Chairman and Co-Chief Executive Officer.

(a) Name:
     John W. Rowe
(b) Residence or Business Address:
     10 S. Dearborn St., 37th Fl., Chicago, IL  60690
(c) Present Principal Occupation:
     President and Co-Chief Executive Officer

(d) , (e) Neither Exelon Corporation nor, to the best knowledge of Exelon Corporation, any director or officer of Exelon Corporation, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Citizenship:
Exelon   Corporation  is  organized  under  the  laws  of  the  Commonwealth  of
Pennsylvania. All of Exelon Corporation's directors and officers are citizens of the United States of America.


(a) Name of Person Filing:
ECP Telecommunications Holdings, LLC, a limited liability company organized under the laws of the state of Delaware, is an indirect wholly owned subsidiary of Exelon Corporation.
(b) Residence or Business Address:
      2751 Centerville Road, Suite 3170, Wilmington, DE  19808
(c) Present Principal Occupation:
      Owns and manages capital investments.

Members of ECP Telecommunications Holdings, LLC:
(a) Name:
 Exelon Capital Partners, Inc.
(b) Residence or Business Address:
      2751 Centerville Road, Suite 3170, Wilmington, DE  19808
(c) Present Principal Occupation:
      Owns and manages capital investments.

Managers of ECP Telecommunications Holdings, LLC:
(a) Name:
     Robert A. Shinn
(b) Residence or Business Address:
      2751 Centerville Road, Suite 3170, Wilmington, DE  19808
(c) Present Principal Occupation:
     President
(d), (e) Neither ECP Telecommunications Holdings, LLC nor, to the best knowledge of ECP Telecommunications Holdings, LLC, has any member or manager of ECP Telecommunications Holdings, LLC, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
(f) Citizenship:
ECP Telecommunications Holdings, LLC is organized under the laws of the State of Delaware.
All of ECP Telecommunications Holdings, LLC's members and managers are citizens of the United States of America.
Item 3.  Source and Amount of Funds or Other Consideration.
N/A
Item 4.  Purpose of Transaction.
The Reporting Persons have no plans or proposals of the type described in paragraphs (a) through (j) of Item 4 of this Schedule 13D. Item 5. Interest in Securities of the Issuer.
(a) and (b). The following table sets forth the aggregate number of shares and percentages of the outstanding shares of Common Stock of NEON beneficially owned by each of the Reporting Persons and by each executive officer, director and controlling person, if any, of the Reporting Persons, and, to the knowledge of the Reporting Persons, each other party who may be deemed, together with ECP Telecommunications Holdings, LLC to constitute a group. Any of such persons whose names do not appear in the table below do not beneficially own any shares of common stock of NEON. Except as otherwise noted, each person listed has sole voting and dispositive power over all shares listed opposite its name.

                            Number of shares                     Percentage of
Name of Person             beneficially owned                 outstanding shares
--------------             ------------------                 ------------------

Exelon Corporation         12,920,316 (a)                              48.9 %

ECP Telecommunications     12,920,316 (a)                              48.9 %
Holdings, LLC

Consolidated Edison
   Communications, Inc.    12,920,316 (a)                              48.9 %
    ("CEC")

Mode 1
   Communications, Inc.    12,920,316 (a) (b)                          48.9 %
    ("Mode 1")

(a) Shared voting power as to all shares for the limited purpose described in the Schedule 13D dated September 25, 2000, and sole dispositive power over 3,635,793 shares, as to ECP Telecommunications Holdings, LLC, 2,476,735 shares, as to CEC, and 6,807,788 shares, as to Mode 1.

(b) Excludes any additional shares of common stock of NEON which Mode 1 may be deemed to own.

Exelon Corporation indirectly owns all of the issued and outstanding shares of ECP Telecommunications Holdings, LLC and is, therefore, the indirect beneficial owner of all of the shares of NEON beneficially owned by ECP Telecommunications Holdings, LLC. Pursuant to Section 13(d)(3) under the Securities Exchange Act, ECP Telecommunications Holdings, LLC, CEC and Mode 1 may each be deemed to beneficially own the shares of common stock of NEON owned by the others as a result of the limited agreement as to voting described in the Initial Schedule 13D.

During the period of January 25, 2002 through January 31, 2002 and February 1, 2002 through February 27, 2002, the Reporting Person sold a total of 900,000 shares of NEON common stock pursuant to Rule 144 in open market transactions, at an average price of $.32 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
ECP Telecommunications Holdings, LLC, by way of assignments, is a party to the following agreements: (i) Subordinated Convertible Note Purchase Agreement, dated August 10, 2001; (ii) Registration Rights Agreement, dated as of August 10, 2001; and (iii) Stockholders Agreement dated as of September 14, 2000. Such agreements are described in Schedule 13D Amendment No.1, filed October 23, 2001.

On November 28, 2001, Gregory A. Cucchi, ECP Telecommunications Holdings, LLC's designee to serve on the NEON board of directors resigned and was not replaced.



Item 7.  Material to be Filed as Exhibits.
None

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Date: April 16, 2002


                                        ECP Telecommunications Holdings, LLC



                                        By:          /s/ Robert A. Shinn
                                                     -----------------------

                                        Name:        Robert A. Shinn
                                                     -----------------------

                                        Title:       President
                                                     -----------------------

                             JOINT FILING STATEMENT


In accordance with Rule 13d-1(f) promulgated pursuant to the Securities Exchange Act of 1934, the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13D, including amendments thereto, with respect to the Common Stock, par value $.01 per share, of NEON Communications, Inc. and that this Joint Filing Statement be included as an Exhibit to such joint filing.

Date: April 16, 2002

EXELON CORPORATION


By:           /s/ Scott N. Peters
              ----------------------------------------

Name:         Scott N. Peters
              ----------------------------------------

Title:        Assistant Secretary
              ----------------------------------------